ETFMG FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8- **69792**


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING   **01/01/2018**   AND ENDING   **12/31/2018**
                                    MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER:

ETFMG Financial LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Maple Street, #2
(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Masucci   **908-897-0510**
(Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFCATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Center, Suite 400	**Princeton**	**NJ**	**08540**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)


CONFIDENTIAL TREATMENT REQUESTED


OATH OR AFFIRMATION

I, **Sam Masucci**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ETFMG Financial LLC**, as of **December 31**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Reshma J Amin
Notary Public
New Jersey
My Commission Expires 12-14-2021
No. 50051136

Reshma J. Amin
Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
ETFMG Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ETFMG Financial LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, New York

March 14, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ETFMG FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	73,788
Accounts receivable - related parties		46,486
Prepaid expenses		40,732
Property and equipment, net of accumulated depreciation of $1,789		8,945
	$	169,951

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	44,125
Member's equity		125,826
	$	169,951

See notes to financial statements

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

ETFMG Financial LLC (the "Company") was formed on June 11, 2015 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of Exchange Traded Managers Group LLC (the "Parent"). The Company provides statutory distribution services for exchange traded funds sponsored by the Parent, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 as of February 27, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles general accepted in the United States of America ("GAAP").

Accounts receivable – related parties
The Company carries its accounts receivable at costs less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2018, no allowance for doubtful accounts was necessary.

Recently adopted accounting guidance
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied on a modified retrospective basis from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity. (See note 3 for further information.)

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. The Company evaluated ASU 2014-09 and determined there was no impact to the financial statements and related disclosures.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the IRS and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cash and cash equivalents

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2018, there were no cash equivalents.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 3   **Revenue recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

<u>**NOTES TO FINANCIAL STATEMENTS (CONTINUED)**</u>
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 3   <u>**Revenue recognition (continued)**</u>

Revenue from contracts with customers includes distribution fees, which is the Company's only stream of revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into arrangements with exchanged traded funds (funds) to distribute shares to investors, including passing on related regulatory expenditures on the funds. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of assets under management of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Accounts receivable and contract balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018 the accounts receivable balance was $31,945.   At December 31, 2018, there were accounts receivable of $46,486 reported in the statement of financial condition. All accounts receivable balances are with related parties (see Note 6).

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or contract liabilities as of January 1, 2018 or December 31, 2018.

The Company had no obligations under SEC Rule 15c3-3, the Company does not handle cash or securities on behalf of customers.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 4	**Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1. At December 31, 2018 the Company's net capital was $29,663 which was $24,663 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.

Note 5	**Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

The Company earned 100% of its revenue from ETF Managers Capital and ETF Managers Group, affiliate entities.

Note 6	**Related party transactions**

The Company's financial statements contain a substantial number of related party transactions with the Parent and affiliates. Therefore, the Company's financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

The Company entered into an expense sharing agreement with the Parent, in which the Parent provides office, compensation and additional services in exchange for reimbursement of a specified percentage of such office, compensation and additional services. For the year ended December 31, 2018, the Company incurred expenses of $398,891 related to this agreement, which includes employee compensation, rent and other office expenses paid on the Company's behalf.

The Company has distribution agreements with ETF Managers Capital and ETF Managers Group, affiliate entities. For the year ended December 31, 2018, the Company earned revenues of $27,263 from ETF Managers Capital and $493,563 from ETF Managers Group. As of December 31, 2018, $43,924 was due from ETF Managers Group and $2,562 was due from ETF Managers Capital which are included in accounts receivable – related parties on the statement of financial condition.

Note 7	**Exemption from Rule 15c3-3**

The Company had no obligations under SEC Rule 15c3-3, as the Company does not handle cash or securities on behalf of customers.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018
(See Report of Independent Registered Public Accounting Firm)

Note 8   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.